UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FirstBank NW Corp

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33762X106

(CUSIP Number)

Matthew S. Topham, Esq.

Preston Gates & Ellis LLP

925 Fourth Avenue, Suite 2900

Seattle, WA  98104

(206) 623-7580

Jeffery D. Gow

11624 S.E. 5th Street, Suite 200

Bellevue, WA  98005

(425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 539,492*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 539,492*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,492*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%**

14.	Type of Reporting Person (See Instructions) OO

* Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 539,492 shares of the Issuer’s Common Stock and Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock.  Crescent and Mr. Wasson may be deemed to be a group for purposes of this filing.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,916,380 shares of Common Stock outstanding as calculated by taking the total of 2,958,190 shares of Common Stock outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 13, 2006, and giving effect to the two-for-one stock split at the close of business on February 9, 2006.

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 539,492*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 539,492*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,492*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 539,492 shares of the Issuer’s Common Stock.  As the managing member of Crescent, Jeffery Gow may be deemed to beneficially own the shares owned by Crescent.  Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock.  Crescent and Mr. Wasson may be deemed to be a group for purposes of this filing.  Mr. Gow does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,916,380 shares of Common Stock outstanding as calculated by taking the total of 2,958,190 shares of Common Stock outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 13, 2006, and giving effect to the two-for-one stock split at the close of business on February 9, 2006.

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steve Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 200*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 539,492 shares of the Issuer’s Common Stock and Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock.  Crescent and Mr. Wasson may be deemed to be a group for purposes of this filing.  Mr. Wasson does not have any voting or dispositive power over Crescent’s shares.

** The calculation is based on a total of 5,916,380 shares of Common Stock outstanding as calculated by taking the total of 2,958,190 shares of Common Stock outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 13, 2006, and giving effect to the two-for-one stock split at the close of business on February 9, 2006.

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment”) relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of FirstBank NW Corp., a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), and Steve Wasson, an individual (“Wasson”).  Crescent, Gow and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.  This Amendment is filed to amend and supplement the Items set forth below of the Reporting Persons’ Amendment Nos. 3 and 4 to Schedule 13D previously filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction

On February 1, 2006, Crescent delivered a written offer  (the “Offer”) addressed to the board of directors of the Issuer to acquire for cash all of the outstanding shares of Common Stock of the Issuer that Crescent does not already own at a pre-stock split price of $38.15 per share (the “Transaction”).  On February 16, 2006, Crescent delivered a letter addressed to the board of directors of the Issuer informing the Issuer that Crescent has obtained firm commitments to fund 100% of the equity financing needed to complete the Transaction and that, taking into account the effectiveness of the Issuer's recent 100% stock split, the as-adjusted price per share of the Offer is $19.075.

On February 24, 2006, the Issuer delivered a letter to Crescent requesting additional information with respect to the Offer, a copy of which is attached hereto as Exhibit 99.10. On March 6, 2006, Crescent delivered to the Issuer’s board of directors a letter addressing the fundamental points raised in the Issuer’s February 24th letter and requesting a meeting to discuss the Offer.  A copy of this letter is attached hereto as Exhibit 99.11.  On March 29, 2006, Crescent delivered a letter to Steve Cox, Chairman of the Issuer’s board of directors, providing additional information regarding the Offer and requesting a meeting with the members of the Issuer’s board of directors reviewing the offer and certain of the Issuer’s advisors.  A copy of this letter is attached hereto as Exhibit 99.12. On April 6, 2006, Crescent and its advisors made a presentation (the “Presentation”) regarding Crescent and the Offer to members of the Issuer’s board of directors reviewing the offer and certain of the Issuer’s advisors, and provided an opportunity for them to ask questions regarding the Offer.   A copy of the Presentation is attached hereto as Exhibit 99.13.

On April 20, 2006, Crescent delivered a letter to Clyde Conklin, the Issuer’s President and Chief Executive Officer, questioning why after more than 10 weeks from the time Crescent submitted the Offer it still has not received clear explanation of the process through which the Offer will be evaluated.  A copy of the letter is attached hereto as Exhibit 99.14.  In the letter, Crescent stated that because Crescent announced its plans to replace or reassign certain members of the Issuer’s senior management, Crescent believes those directors who are also members of the Issuer’s management are inherently conflicted in evaluating the Offer and, therefore, Crescent believes that the Offer should be analyzed by a committee of independent directors, advised by separate counsel and a financial advisor.  Crescent further stated in the letter that Crescent is willing to enter into negotiations concerning increasing its offer price under the following conditions:  (1) the Issuer forms a committee of independent directors, advised by independent counsel and a financial advisor, to negotiate with Crescent; (2) the Issuer provides Crescent the due diligence information that Crescent requests; and (3) the new independent committee provides Crescent with a realistic timetable for a formal response to the Offer, and undertakes a process through which Crescent may negotiate a transaction, including definitive documentation.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Exhibits attached hereto.
Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1

Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C. (incorporated herein by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

99.3

Letter delivered by Crescent Capital to Issuer on February 1, 2006 (incorporated herein by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.4

Joint Filing Agreement dated February 1, 2006 (incorporated herein by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.5	List of Investors (incorporated herein by reference to Exhibit 8 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)
99.6	New Term Sheet (incorporated herein by reference to Exhibit 9 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)
99.7	Post-Closing Charter Summary (incorporated herein by reference to Exhibit 10 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)
99.8	New Form of Financing Commitment Letter (incorporated herein by reference to Exhibit 11 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)
99.9

Letter delivered by Crescent Capital to Issuer on February 16, 2006 (incorporated herein by reference to Exhibit 12 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)

99.10	Letter delivered by Issuer to Crescent Capital on February 24, 2006
99.11	Letter delivered by Crescent Capital to Issuer on March 6, 2006
99.12	Letter delivered by Crescent Capital to Issuer on March 29, 2006
99.13	Presentation by Crescent Capital to Issuer on April 6, 2006
99.14	Letter delivered by Crescent Capital to Issuer on April 20, 2006

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2006	Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson